UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 16, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gilead Sciences, Inc.
File No. 0-19731 - CF#35786

Gilead Sciences, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on May 2, 2008 and Form 10-K filed on February 28, 2011.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.62	10-Q	May 2, 2008	through December 31, 2022
10.90	10-K	February 28, 2011	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary